                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                     FORM 11-K



                 __x__    ANNUAL REPORT PURSUANT TO SECTION
                          15(d) OF THE SECURITIES EXCHANGE ACT
                          OF 1934 [FEE REQUIRED]

                          For the fiscal year ended December 31, 1993

                                        OR

                 _____    TRANSITION REPORT PURSUANT TO
                          SECTION 15(d) OF THE SECURITIES
                          EXCHANGE ACT OF 1934
                          [NO FEE REQUIRED]

                          For the transition period from _____ to _____

                          Commission file number ______________________



                  ServiceMaster Partnership Share Investment Plan



                         ServiceMaster Limited Partnership
                               One ServiceMaster Way
                           Downers Grove, Illinois 60515

                          SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN


                 By:             /s/ S. D. Krause
                    -------------------------------------

                                   S. D. Krause,
                                      Trustee


                 By:            /s/ L. E. Malmquist
                    --------------------------------------

                                 L. E. Malmquist,
                          Administrative Committee Member




Date: March  29, 1994.



                                   2

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee and Trustees of the ServiceMaster Partnership Share Investment Plan:

         We have audited the accompanying statements of financial condition of the ServiceMaster Partnership Share Investment Plan as of December 31, 1993 and 1992, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993 and 1992 and the changes in its plan equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN & CO.

Chicago, Illinois,
March 25, 1994.

                                      2


                          SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN

                                 STATEMENTS OF FINANCIAL POSITION

                                                                   As of December 31,
                                                               1993                    1992
                                                          --------------        --------------
ASSETS:
    Cash . . . . . . . . . . . . . . . . . . . . . . . .  $            0        $      124,118
    Due from participants - contributions. . . . . . . .               0                13,953
    Investment in ServiceMaster Limited
       Partnership shares at cost (Total
       market value - $0 in 1993
       and $5,949,850 in 1992) - Note 3. . . . . . . . .               0             4,463,765
                                                           -------------         -------------
       Total Plan Assets . . . . . . . . . . . . . . . .  $            0        $    4,601,836
                                                           =============         =============
LIABILITIES:
  Due to active participants:
    Payable in shares. . . . . . . . . . . . . . . . . .  $            0        $    4,370,504
    Payable in cash. . . . . . . . . . . . . . . . . . .               0               163,957
  Due to former participants:
    Payable in shares. . . . . . . . . . . . . . . . . .               0                65,536
    Payable in cash. . . . . . . . . . . . . . . . . . .               0                 1,839
                                                            ------------         -------------
       Total Plan Liabilities. . . . . . . . . . . . . .               0             4,601,836
                                                            ============         =============



                          The accompanying Notes to Financial Statements
                             are an integral part of these statements.





                          SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN

                                STATEMENT OF CHANGES IN PLAN EQUITY


                                                           Years Ended December 31,
                                                      1993              1992           1991
                                                  ------------      ----------      ----------
TOTAL PLAN EQUITY,
  BEGINNING OF PERIOD. . . . . . . . . . . . .   $           0     $ 2,226,034     $ 1,819,324
                                                  ------------      ----------      ----------
Additions:
  Participant contributions - Note 4 . . . . .               0       1,812,515       1,559,962
  ServiceMaster contributions - Note 4 . . . .               0       1,345,228       1,189,924
  Other. . . . . . . . . . . . . . . . . . . .               0             134             (43)
                                                   -----------       ---------      ----------
Total Additions. . . . . . . . . . . . . . . .               0       3,157,877       2,749,843
                                                   -----------       ---------      ----------
Deductions:
  Shares issued or allocated
     to participants . . . . . . . . . . . . .               0       4,370,504       1,771,257
  Cash issued to participants. . . . . . . . .               0         163,957               0
  Participants' accounts closed payable in:
     Cash. . . . . . . . . . . . . . . . . . .               0          30,935           4,603
     Shares. . . . . . . . . . . . . . . . . .               0         102,413          71,595
  Payable to ServiceMaster . . . . . . . . . .               0         299,217         137,832
  Taxes paid by Company. . . . . . . . . . . .               0         416,885         357,846
                                                   -----------       ---------       ---------
Total Deductions . . . . . . . . . . . . . . .               0       5,383,911       2,343,133
                                                   -----------       ---------       ---------
TOTAL PLAN EQUITY,
  END OF PERIOD. . . . . . . . . . . . . . . .   $           0    $          0     $ 2,226,034
                                                   ===========       =========      ==========



                          The accompanying Notes to Financial Statements
                             are an integral part of these statements.


                  SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN
                           NOTES TO FINANCIAL STATEMENTS
1.   The Plan
     The ServiceMaster Partnership Share Investment Plan (the "Plan") was created to give eligible employees wishing to do so a convenient means of purchasing ServiceMaster Limited Partnership Shares through payroll deductions, supplemented by contributions made by ServiceMaster. On December 31, 1992, the Company announced its intent to terminate the Plan and initiated steps to effect the termination. The Company made its final contribution to the Plan in December, 1992. All assets of the Plan were distributed in 1993 and any remaining assets were transferred back to ServiceMaster Limited Partnership.

     Employees of ServiceMaster Limited Partnership or any subsidiary or affiliate which had adopted the Plan on behalf of its employees who regularly worked twelve months during the year, who had an average work week of 37 hours or more during the period worked and who had attained age 18 were eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or next following the first anniversary of their employment. Notwithstanding the foregoing, those employees who had met the above-listed requirements and who were employed as facility level production employees under a contractual agreement with an employer's customer, except supervisors and secretaries, were eligible to participate in the Plan on the first business day of the first calendar quarter coinciding with or next following the third (rather than first) anniversary of employment.

     Details relating to shares issued by the Plan (reflecting all share splits) from inception (April 1, 1988) through December 31, 1993, were as follows:

                                                         Number of
                                                          Shares    Total Cost
Issued during the year
  ended December 31, 1993:
    to active participants . . . . . . . . . . . .        302,473   $ 4,134,202
    to former participants . . . . . . . . . . . .          4,320        69,475
                                                          -------    ----------
Total. . . . . . . . . . . . . . . . . . . . . . .        306,793   $ 4,203,677

Issued from inception
  through December 31, 1992. . . . . . . . . . . .        466,201   $ 5,066,988
                                                          -------     ---------
Total issued from
  inception through
  December 31, 1993. . . . . . . . . . . . . . . .        772,994   $ 9,270,665
                                                          =======     =========

                                    6

                  SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN

1.   The Plan (Continued)
     The ServiceMaster contribution to the Plan was as follows:

                                                   Match of Participants
          Class          Years of Employment       Mandatory Contribution
          -----          --------------------      -----------------------
            A             1 but less than 7                     100%
            B             7 but less than 13                    200%
            C             13 but less than 25                   300%
            D             25 or more                            300%

     Participants could contribute a maximum of $120 in Basic
Contributions and $880 in Voluntary Contributions per calendar year as provided in the Plan. ServiceMaster could elect to make additional discretionary cash contributions to the Plan in excess of specified contributions.

     Shares were purchased and allocated to participants' accounts monthly. Share certificates were issued to participants from the Participant Account at the end of the year and Company shares were issued according to the vesting schedule provided in the Plan. Shares were issued at the price at which they were allocated. Throughout 1993, all of the remaining
Company shares were issued, but were restricted according to the vesting schedule.

     After the close of each calendar quarter, the vested cash balances and the shares allocated to participants who had voluntarily or involuntarily withdrawn from the Plan during the quarter were distributed.


    2.   Summary of Significant Accounting Policies
     (a) The fund accounting concept was used in accounting for the ServiceMaster Partnership Share Investment Plan (the "Plan") since the
Plan was not conducted for profit. Cash distributions on shares held by the Plan were credited directly and paid to the participants quarterly. Any market appreciation or depreciation on the shares attached to the shares and was a gain or loss to the participant, not the Plan. Any expenses incurred by the Plan were paid by ServiceMaster. The Plan's transactions with respect to its investment in securities did not give rise to capital gains or losses.

     (b) All assets were stated at cost due to the non-profit features of the Plan.

     (c) The transactions of the Plan were accounted for on the accrual basis of accounting.

                  SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN

3.   Investment in ServiceMaster Limited Partnership Shares

     The Plan held the following investment in ServiceMaster Limited Partnership shares, reflecting all share splits:


                          Average Cost                          Market Value
                   --------------------------------        ---------------------
                   Number    Cost                          Value
                    of        per                           per
December 31,       Shares    Share        Total            Share       Total
- ------------      -------   ------       ----------        -----      ----------
1993                    0        0               $0            0              $0
1992              321,614    137/8        4,463,765        181/2       5,949,850


     ServiceMaster Limited Partnership shares are traded on the New York Stock Exchange.


4.   Contributions

     The amounts contributed by the participants and ServiceMaster during 1993, 1992, and 1991 were as follows:


                           1993                       1992                       1991
                      Contributed by             Contributed by             Contributed by
                 Participants ServiceMaster  Participants ServiceMaster  Participants ServiceMaster

Participant
basic and
ServiceMaster
contributions
for the year . .  $         0  $         0   $   510,324   $ 1,345,228   $   448,772   $ 1,189,924

Participant
voluntary
contributions. .  $         0  $         0   $ 1,302,191   $         0   $ 1,111,190   $         0
                   ----------   ----------    ----------    ----------    ----------    ----------
Total
contributions. .  $         0  $         0   $ 1,812,515   $ 1,345,228   $ 1,559,962   $ 1,189,924
                   ==========   ==========    ==========    ==========    ==========    ==========

     Participants with less than 25 years of employment became vested in the ServiceMaster contributions three years after the shares had been allocated. Participants with more than 25 years of employment became vested in those shares immediately. If a participant's employment terminated for reasons other than death or disability before the participant was fully vested in the ServiceMaster contributions, the unvested portion was forfeited. Forfeitures were used to reduce the current year
ServiceMaster contribution.

                  SERVICEMASTER PARTNERSHIP SHARE INVESTMENT PLAN

5.   Federal Income Taxes

     (a) Tax Status of the Plan - The Plan was considered a trust for tax reporting purposes but did not qualify for tax exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurred no tax liability since all Plan income was distributed to the participants.

     (b) Tax Status of Each Participant - Since the Plan did not qualify as an "employee stock purchase plan" under Section 423 of the Internal
Revenue Code or as a "stock bonus plan" under Section 401 of the Code, the participant realized income equal to his or her share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

     For federal income tax purposes, the cost basis of the shares issued to participants was the average cost of the shares at the time it was allocated to participant's accounts.

                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



     As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 25, 1994, appearing in the ServiceMaster Partnership Share Investment Plan Annual Report on Form 11-K for the year ended December 31, 1993, to the Company's previously filed Registration Statement Number 33-19763 on Form S-8.



ARTHUR ANDERSEN & CO.

Chicago, Illinois,
March 29, 1994.